Exhibit 99.1

ORIGIN AGRITECH ADDS CHIEF TECHNOLOGY OFFICER TO LEADERSHIP TEAM

August 3, 2016 – Beijing, CHINA –Origin Agritech Ltd. announced today Dr. Jihong Liangwill join the organization as new chief technology officer effective August 3, 2016. He will additionally serve as vice president and general manager of the State Harvest Company, a subsidiary of Origin Agritech Ltd. Liang will bring exceptional scientific knowledge of plant breeding and biotechnology as well as global seed leadershipexperience to the Origin team.

In this role, Liang will lead and direct all aspects of global biotechnology and plant genetic research within Origin. He will coordinate and accelerate external collaborations with private, academic and governmental partners to further developleading-edge technologies, traits and seed products.

“I am very pleased to have such a strong industry leader and respected scientist join our team and be part of the new direction that Origin Agritech is developing,” said Origin CEO Dr. Bill Niebur. “Liang’s vision, technical depth and international science and management experience is unique in the industry. His positive impact on the company will be immediate.”

Liangmost recently served as the head of Syngenta’sglobal rice seed research and development. He has nearly 25 years of global industry experience leading research and development at companies such as Syngenta, Monsanto and the Monsanto-Cargilljoint venture Renessen. He has held leadership positions in multiple disciplines, including technology scouting, global crop strategy planning, market research and business development inChina, Singapore and the United States. Liang’sscientific workhas resulted in 10patents globally and numerous research articles published in world-class scientific journals.

“I am thrilled to join Origin Agritech and become part of the new leadership team,” Liang said. “Origin is a leader and innovator in the Chinese seed industry. I am excited to bringnew field and laboratory innovations to the global market. I am confident that through the strong support from the leadership team, the creativity and hard work ofthe research and development team, we will develop cutting-edge technology and industry leading products to meet the growing needs of the world.”

Liang earned his Bachelor of Science degree in microbiology from China Agricultural University, doctorate in biochemistry from the University of Wisconsin-Madison, post-doctoral fellowship in molecular biology from the University of Chicago and Master of Business Administration from Keller Graduate School of Management in St. Louis.

“This is an exciting time for Origin Agritech,” said Dr. Gengchen Han, Chairman of the Board for Origin Agritech Ltd. “The addition of Dr. Liang is an important step in building Origin’s global management team. I am confident the experience and expertise he brings to this role will strengthen our technology leadership position in China and further Origin’s reputation as a global biotechnology resource.”

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech'sphytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "target," similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. Forward-looking statements are not guarantees of future performance and are based on certain assumptions and expectations of future events which may not be realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those projected in any such forward-looking statements are: fluctuations in energy and raw material prices; failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting products based on biotechnology and, in general, for products for the agriculture industry; outcome of significant litigation and environmental matters, including realization of associated indemnification assets, if any; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could affect demand as well as availability of products for the agriculture industry; ability to protect and enforce the company's intellectual property rights; and successful integration of acquired businesses and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

CONTACT:

Shashank Aurora

Chief Financial Officer

Shashank.aurora@originseed.com

Investor Relations

ir@originseed.com.cn

+86 10 5890-7506